STELLAR BIOTECHNOLOGIES, INC. ANNOUNCES US $12,000,000 PRIVATE PLACEMENT

PORT HUENEME, CA, (August 22, 2013) -- Stellar Biotechnologies, Inc. ("Stellar" or “the Company”) (OTCQB: SBOTF) (TSX-V: KLH), announces its intent to close a private placement of up to 11,428,572 units (the "Units") to raise gross proceeds of up to US$12,000,000 (the "Private Placement"). Each Unit will have a purchase price of US$1.05 and will consist of one common share in the capital of the Company and one-half of a transferable share purchase warrant (a “Warrant”). Each whole Warrant will entitle the holder to purchase one additional common share in the capital of the Company at a purchase price of US$1.35 for a period three years from the date of issuance of the Warrants.

The Private Placement will include a brokered portion to institutional and accredited investors (the “Brokered Offering”) and a non-brokered portion (the “Non-brokered Offering”).  The Company has retained Newport Coast Securities (the “Agent”) as the exclusive placement agent to solicit, on a “best efforts” basis, subscription for the Brokered Offering.  In consideration for its services, the Agent will receive a cash fee equal to 7% of the gross proceeds raised by the Agent in connection with the Brokered Offering (or 3.5% of the gross proceeds from excluded investors identified by the Company). The Agent will also receive agent warrants (“Agent Warrants”) in an amount equal to 7% of the aggregate number of equity securities sold by the Agent. Each Agent Warrant will be exercisable for a period of three years from the date of issuance into one common share at a price equal to the issue price of the Brokered Offering. The Company will not pay a placement agent fee on the Non-brokered Offering.

The proceeds of the Private Placement will be used for product research, aquaculture and KLH production development, capital expenditures and working capital.

The securities issued will be subject to a hold period of four months and one day. Completion of the Private Placement is subject to the approval of the TSX Venture Exchange.

About Stellar Biotechnologies, Inc.

Stellar Biotechnologies, Inc. (TSX-V: KLH) (U.S. OTC: SBOTF) is the world leader in sustainable manufacture of Keyhole Limpet Hemocyanin (KLH). KLH is an important immune-stimulating protein used in wide-ranging therapeutic and diagnostic markets. KLH operates as both a vital component in many active immunotherapies (targeting cancer, infectious diseases, and immune disorders) as well as an antigen for measuring immune status. Stellar Biotechnologies is unique in its proprietary methods, facilities, and core KLH technology.  We are committed to meeting the growing demand for commercial-scale supplies of high-quality KLH, ensuring environmentally sound KLH production, and developing KLH-based active immunotherapies. To receive regular updates, enter email at http://stellarbiotechnologies.com/contact/

Visit www.StellarBiotech.com and the KLH knowledge base www.KLHSite.com.

Contacts:

Frank Oakes, President and CEO
Phone +1 (805) 488-2800

InvestorRelations@stellarbiotech.com

Newport Coast Securities

Bradley Richmond

Managing Director

Phone: +1 (212)-385-1263

brichmond@ncsecurities.com

This press release does not constitute an offer to sell or solicitation of an offer to buy any of the securities described herein. The securities have not been and will not be registered under the U.S. Securities Act, or any state securities laws and may not be offered or sold within the United States or to ”U.S. persons” (as such term is defined in Regulation S promulgated under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Nether the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of these releases.

NOT FOR DISTRIBUTION TO UNITED STATES NEWSIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES